UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________ SEC FILE NUMBER 0-17224 ___________________________ CUSIP NUMBER 25811P100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:  September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Doral Financial Corporation (the “Company”) was unable to timely file with the Securities and Exchange Commission (“SEC”) its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as a result of the delay in completing the restatement of the Company's audited financial statements for the years ended December 31, 2004, 2003 and 2002, and the unaudited selected quarterly financial information for each of the four quarters of 2004, 2003 and 2002, which resulted in delays in the filing of the Company's amended Annual Report on Form 10-K for the year ended December 31, 2004 and consequent delays in the filing of the Company's subsequent reports. The Company will file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

César Ortiz
Chief Accounting Officer	787	474-6702

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
     The Company is not in a position to provide an estimate of anticipated significant changes between the results of operations for the quarter ended September 30, 2005 and the quarter ended September 30, 2006 because its unaudited financial statements for the quarter ended September 30, 2006 are not yet ready. As disclosed in the Company’s filings with the Securities and Exchange Commission, the restatement process has adversely affected the Company's results and operations, including the results and operations for the third quarter of 2006.
     Doral Financial Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2006	By:	/s/ César Ortiz

Chief Accounting Officer